UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 32)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On October 16, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Thirty Second Supplementary Bidder's Statement with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

THIRTY SECOND SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on:

27 May 2002	7 June 2002	11 June 2002	17 June 2002	24 June 2002
26 June 2002	27 June 2002	4 July 2002	10 July 2002	12 July 2002
25 July 2002	29 July 2002	30 July 2002	31 July 2002	2 August 2002
6 August 2002	7 August 2002	8 August 2002	16 August 2002	19 August 2002
28 August 2002	30 August 2002	9 September 2002	10 September 2002	20 September 2002
23 September 2002	2 October 2002	11 October 2002	14 October 2002	

("**Previous Supplementary Bidder's Statements**").

This Thirty Second Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to the announcement by AurionGold of Wednesday 16 October 2002.

Dated: 16 October 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 16 October 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 16 October 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


story
PDG

PLACER DOME EXTENDS AURIONGOLD OFFER

Vancouver, Canada, October 15, 2002; Brisbane, Australia, October 16, 2002:

Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, will extend the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") to 6:00pm (AEST) on Friday, 1 November 2002.

AurionGold Dividend

Placer Dome notes the declaration on 14 October 2002 by AurionGold of a fully franked 10 cent per share special dividend for AurionGold shareholders on record at the close of trading on 24 October 2002. In light of this and a request by the AurionGold board, Placer Dome will extend the Offer to 6:00pm (AEST) on Friday, 1 November 2002 to allow shareholders adequate time, following the record date for the AurionGold dividend, to accept the Offer.

Options for Remaining AurionGold Shareholders

Remaining AurionGold shareholders should be aware that each of the AurionGold Directors has recommended that AurionGold shareholders, having regard to their individual circumstances, either accept the Offer or sell their shares on market while the Offer remains open.

The AurionGold Directors who hold AurionGold shares have stated that they intend to either accept the Offer for all of their shares, sell all of their shares on market, or accept the Offer for part of their shares and sell the balance of their shares on market.

AurionGold shareholders who have not yet accepted the Offer have a number of choices including the following:

1. **Accept the Offer**
   AurionGold shareholders whose acceptances are received on or before Tuesday 22 October 2002 will receive 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of 28 cents for every AurionGold share for which they have accepted.

   Shareholders whose acceptances are received on or after the Wednesday 23 October 2002 will receive 17.5 Placer Dome shares for every 100 AurionGold shares and a reduced cash payment of 18 cents for every AurionGold share

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2
Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com
PLACER DOME IN

for which they have accepted. In addition, those shareholders will be entitled to receive the AurionGold fully franked 10 cent per share special dividend in respect of those shares if they are AurionGold shareholders on 24 October 2002.

2. **Sell your AurionGold shares on market**
If you sell your AurionGold shares on market on or before Friday 18 October 2002, you will not be entitled to the AurionGold dividend of 10 cents per share with respect to those shares.

If you sell your AurionGold shares on market on or after Monday 21 October 2002, you will be entitled to the AurionGold dividend of 10 cents per share with respect to those shares.

If you decide to sell your shares on market you should be aware that you will have to pay brokerage.

3. **Do Nothing**
If you do not follow your Directors' recommendation and you do not either accept the Offer or sell your shares on market prior to the offer closing, you should be aware that the AurionGold Directors have identified the following issues associated with remaining a minority shareholder in a Placer Dome controlled AurionGold:

- **AurionGold's share price may decline if the Offer closes.** The Offer will be extended to a scheduled to close of 6:00pm (AEST) on Friday, 1 November 2002. AurionGold shareholders need to carefully consider the risk of the price of their AurionGold shares falling significantly if the Offer closes.
- **Placer Dome's shareholding is likely to eliminate the possibility of a rival takeover offer in the future.**
- **It is likely that AurionGold shares will suffer from reduced liquidity on the ASX** and there is a risk that AurionGold could be fully or partially removed from certain market indices due to lack of free float and/or liquidity. A large number of AurionGold shareholders have already accepted the Offer giving Placer Dome a shareholding in AurionGold of over 45%.

Change in AurionGold Board

AurionGold has announced the immediate appointment of the four Placer Dome nominees, David Karpin, Arthur Hood, Bob Humphris and Pat Sankey, to the existing eight person AurionGold Board of Directors. At the end of the AurionGold Annual General Meeting on 30 October 2002, five current AurionGold Directors will resign their Board positions. The AurionGold Board will then comprise the four Placer Dome nominees and three of the existing Directors, Peter Cassidy, George Lloyd and John Shaw.

Other Transition Issues

AurionGold has also announced that Mr Terry Burgess will cease to be Managing Director and CEO of AurionGold following the Annual General Meeting, and will leave the company at the end of October. Mr Burgess will be replaced by Mr Pat Sankey. Mr Sankey has more than 30 years experience in the mining industry including base metals, coal and gold.

Offer Status

The Offer is open and capable of immediate acceptance. The Offer will be extended to a scheduled close of 6:00pm (AEST) on Friday, 1 November 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on 11 June 2002. A further acceptance form will be posted to all remaining AurionGold shareholders with this press release. AurionGold shareholders should contact their financial or other professional adviser if they are in any doubt as to how to act in relation to the Offer.

Broker handling fees

The revised broker handling fee (as outlined in previous announcements including Placer Dome's twenty fifth supplementary bidder's statement on 10 September 2002) will be available until the scheduled close of the Offer at 6:00pm on Friday, 1 November 2002. Placer Dome has not yet made a decision about whether it will extend the Offer, or if it extends the Offer whether any further broker handling fee will be payable.

-end-

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:
Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc. Brenda Radies (1 604) 661 1911	*In Australia:* Richard Phillips Macquarie Bank Limited (61 3) 9635 8360
	In North America: George Brack Macquarie North America Ltd (1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc. Brenda Radies (1 604) 661 1911	*In Australia:* Hinton & Associates Lisa Keenan (61 3) 9600 1979
	In the United States: Citigate Sard Verbinnen Paul Verbinnen / Paul Caminiti (1 212) 687 8080

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

October 16, 2002